UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 8-K

CURRENT REPORT

Pursuant to Section 13 or 15(d) of the
Securities Exchange Act of 1934

Date of report (Date of earliest event reported): October 2, 2022

AMCI Acquisition Corp. II

(Exact name of registrant as specified in its charter)

Delaware	001-40282	86-1763050
(State or other jurisdiction of incorporation)	(Commission File Number)	(I.R.S. Employer Identification No.)

600 Steamboat Road Greenwich, Connecticut	06830
(Address of principal executive offices)	(Zip Code)

(203) 625-9200

(Registrant’s telephone number, including area code)

Not Applicable
(Former name or former address, if changed since last report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☒	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol(s)	Name of each exchange on which registered
Units, each consisting of one share of Class A common stock and one-half of one redeemable warrant	AMCIU	The Nasdaq Stock Market LLC
Class A common stock, par value $0.0001 per share	AMCI	The Nasdaq Stock Market LLC
Redeemable warrants, each warrant exercisable for one share of Class A common stock, each at an exercise price of $11.50	AMCIW	The Nasdaq Stock Market LLC

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933 (§230.405 of this chapter) or Rule 12b-2 of the Securities Exchange Act of 1934 (§240.12b-2 of this chapter).

Emerging growth company ☒

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

Item 7.01.	Regulation FD Disclosure.

As previously announced, AMCI Acquisition Corp. II, a Delaware corporation (“AMCI”), entered into an Agreement and Plan of Merger with LanzaTech NZ, Inc. (“LanzaTech” and the transactions contemplated by the Agreement and Plan of Merger, the “Business Combination”). On October 3, 2022, LanzaTech issued a press release announcing entry into the Brookfield Framework Agreement and the Brookfield SAFE (each, as defined below). A copy of the press release is furnished herewith as Exhibit 99.1 and is incorporated by reference herein.

Brookfield Framework Agreement

On October 2, 2022, LanzaTech entered into a framework agreement with BGTF LT Aggregator LP (“Brookfield” and such agreement, the “Brookfield Framework Agreement”), an affiliate of Brookfield Asset Management Inc. Under the Brookfield Framework Agreement, LanzaTech agreed to exclusively offer Brookfield the opportunity to acquire or invest in certain projects to construct commercial production facilities employing carbon capture and transformation technology in the U.S., the European Union, the United Kingdom, Canada or Mexico for which LanzaTech is solely or jointly responsible for obtaining or providing equity financing, subject to certain exceptions. LanzaTech agreed to present Brookfield with projects that over the term of the agreement require equity funding of at least $500,000,000 in the aggregate. With respect to projects acquired by Brookfield, LanzaTech is entitled to a percentage of free cash flow generated by such projects determined in accordance with a hurdle-based return waterfall. Brookfield has no obligation under the Brookfield Framework Agreement to invest in any of the projects. Additionally, LanzaTech agreed to recommend Brookfield to customers that, in LanzaTech’s reasonable judgment, are likely to need third-party funding to develop, construct and own projects subject to the Brookfield Framework Agreement.

Brookfield’s exclusivity will terminate upon the earliest of (a) the aggregate equity funding by Brookfield in projects acquired by Brookfield of at least $500,000,000, along with Brookfield’s written notice that it will no longer maintain access to at least $500,000,000 to fund new projects, (b) Brookfield’s rejection of a specified number of projects that otherwise meet certain criteria over a specified time period, and (c) October 2, 2027, which is the date the Brookfield Framework Agreement is set to terminate.

Brookfield SAFE

On October 2, 2022, concurrently with entry into the Brookfield Framework Agreement, LanzaTech entered into a Simple Agreement for Future Equity with Brookfield (the “Brookfield SAFE”). Under the Brookfield SAFE, conditional upon LanzaTech obtaining certain necessary stockholder approvals and waivers, LanzaTech agreed to issue to Brookfield the right to certain shares of LanzaTech capital stock, in exchange for the payment of $50,000,000 (the “Initial Purchase Amount”). Following the first of either (a) a transaction with the principal purpose of raising capital, pursuant to which LanzaTech issues and sells preferred stock at a fixed valuation (an “Equity Financing”), or (b) the completion of an initial public offering, a direct listing, or a de-SPAC transaction (a “Liquidity Event”), Brookfield may, at any time at its option, convert all or a portion of the Initial Purchase Amount less any amount that has already been converted or repaid (the “Purchase Amount”) into shares of LanzaTech capital stock or, in the case of a de-SPAC (including the Business Combination), shares of common stock of the surviving public company in such de-SPAC transaction. Upon the first Equity Financing or Liquidity Event, the Non-Repayable Amount (as defined below) would convert automatically into shares of LanzaTech capital stock or, in the case of a de-SPAC (including the Business Combination), shares of common stock of the surviving public company in such de-SPAC transaction, and thereafter, the Non-Repayable Amount will convert automatically on an as accrued basis. The number of shares into which the Purchase Amount and the Non-Repayable Amount are convertible will be a function of a conversion price determined with reference to the price per share in the relevant Equity Financing or Liquidity Event. In the case of the Business Combination, at the effective time of the Business Combination, the Purchase Amount will be convertible, and the Non-Repayable Amount would convert, into that number of shares of common stock of the surviving public company determined by dividing such amount by the price per share paid by the investors in the concurrent private placement ($10.00).

On the fifth anniversary of the Brookfield SAFE, LanzaTech will repay in cash any remaining unconverted portion of the Initial Purchase Amount (the “Remaining Amount”), plus interest in the high single digits, compounded annually. For each $50,000,000 of aggregate equity funding required for qualifying projects acquired by Brookfield in accordance with the Brookfield Framework Agreement, the Remaining Amount would be reduced by $5,000,000 (such reduction, the “Non-Repayable Amount”). Equity funding for any one or more projects in excess of $50,000,000 in the aggregate will be counted towards the next $50,000,000 of equity funding required for qualifying projects. Brookfield has the option to extend the repayment date to the tenth anniversary of the date of the Brookfield SAFE if no Equity Financing, Liquidity Event or change of control occurs prior to the fifth anniversary of the Brookfield SAFE.

LanzaTech may be required to repay the Brookfield SAFE prior to the fifth anniversary if upon a conversion event, the requisite stockholder approvals for the issuance of equity into which the Brookfield SAFE converts are not obtained or if LanzaTech takes certain actions that would cause it to be unable to satisfy its obligations under the Brookfield SAFE, including failure to provide for certain rights to Brookfield in an Equity Financing or taking any action that would reasonably be expected to cause the fair market value of LanzaTech to fall below $200,000,000. LanzaTech, Inc. provided a guarantee for LanzaTech to repay its obligations under the Brookfield SAFE, including any expenses incurred by Brookfield in enforcing or exercising its rights under such guarantee.

Upon a change of control of LanzaTech prior to the first Equity Financing or Liquidity Event, Brookfield would be entitled to receive a portion of the proceeds equal to the greater of the Initial Purchase Price Amount plus interest in the high single digits, compounded annually, and the consideration payable on the number of shares of LanzaTech common stock equal to the Initial Purchase Amount divided by the lower of the fair market value of LanzaTech common stock and the price per share based on the equity value as set forth in the Brookfield SAFE. In the case of a liquidation or dissolution of LanzaTech, Brookfield would be entitled to receive a portion of the proceeds equal to the Purchase Amount plus interest in the high single digits, compounded annually, and such right would be on par with unsecured indebtedness of LanzaTech, and rank senior to any outstanding common stock, preferred stock and other SAFEs.

Brookfield will be entitled to certain information rights as set forth in the Brookfield SAFE.

The Brookfield SAFE will automatically terminate following the earliest occurrence of (A) the Initial Purchase Amount having been fully repaid and/or converted, (B) the payment of amounts due to Brookfield in the event of a change of control of LanzaTech, and (C) the payment of amounts due to Brookfield in the event of a liquidation or dissolution of LanzaTech.

Important Information About the Business Combination and Where to Find It

The proposed Business Combination between AMCI and LanzaTech will be submitted to stockholders of AMCI for their consideration. AMCI has filed a registration statement on Form S-4 (the “Registration Statement”), which includes both a preliminary prospectus with respect to the combined company’s securities to be issued in connection with the Business Combination and a proxy statement to be distributed to AMCI’s stockholders in connection with AMCI’s solicitation of proxies for the vote by its stockholders in connection with the Business Combination and other matters as described in the Registration Statement. AMCI urges its investors, stockholders and other interested persons to read the preliminary proxy statement/prospectus and, when available, any amendments thereto and the definitive proxy statement/prospectus, as well as other documents filed by AMCI with the Securities and Exchange Commission (the “SEC”), because these documents will contain important information about AMCI, LanzaTech and the Business Combination. After the Registration Statement is declared effective, AMCI will mail the definitive proxy statement/prospectus to its stockholders as of a record date to be established for voting on the proposed Business Combination. Stockholders will also be able to obtain a copy of the Registration Statement, including the preliminary proxy statement/prospectus and, once available, the definitive proxy statement/prospectus, as well as other documents filed with the SEC regarding the Business Combination and other documents filed by AMCI with the SEC, without charge, at the SEC’s website located at www.sec.gov or by directing a request to: AMCI Acquisition Corp. II, 600 Steamboat Road, Greenwich, CT 06830.

Participants in the Solicitation

AMCI and LanzaTech and their respective directors and executive officers may be considered participants in the solicitation of proxies with respect to the proposed Business Combination described in this Current Report on Form 8-K (this “Current Report”) under the rules of the SEC. Information about the directors and executive officers of AMCI is set forth in the Registration Statement (and will be included in the definitive proxy statement/prospectus). Information regarding the persons who may, under the rules of the SEC, be deemed participants in the solicitation of AMCI stockholders in connection with the proposed Business Combination is set forth in the Registration Statement (and will be included in the definitive proxy statement/prospectus). Stockholders, potential investors and other interested persons should read the proxy statement/prospectus carefully before making any voting or investment decisions. These documents can be obtained free of charge from the sources indicated above.

Forward-Looking Statements

This Current Report includes forward-looking statements regarding, among other things, the plans, strategies and prospects, both business and financial, of AMCI and LanzaTech. These statements are based on the beliefs and assumptions of the management of AMCI and LanzaTech. Although AMCI and LanzaTech believe that their respective plans, intentions and expectations reflected in or suggested by these forward-looking statements are reasonable, neither AMCI nor LanzaTech can assure you that either will achieve or realize these plans, intentions or expectations. Forward-looking statements are inherently subject to risks, uncertainties and assumptions. Generally, statements that are not historical facts, including statements concerning possible or assumed future actions, business strategies, events or results of operations, are forward-looking statements. These statements may be preceded by, followed by or include the words “believes,” “estimates,” “expects,” “projects,” “forecasts,” “may,” “will,” “should,” “seeks,” “plans,” “scheduled,” “anticipates,” “intends” or similar expressions. The forward-looking statements are based on projections prepared by, and are the responsibility of, AMCI’s or LanzaTech’s management. These forward-looking statements are not guarantees of future performance, conditions or results, and involve a number of known and unknown risks, uncertainties, assumptions and other important factors, many of which are outside the control of the parties, that could cause actual results or outcomes to differ materially from those discussed in the forward-looking statements. Important factors that may affect actual results or outcomes include, among others, factors relating to the proposed Business Combination, including the parties’ ability to meet the closing conditions of the proposed Business Combination; the uncertainty of the projected financial information with respect to LanzaTech; the level of AMCI stockholder redemptions, if any; the ability to realize the benefits expected from the Business Combination; and the ability to list and maintain such listing of the combined company’s securities following the Business Combination; factors relating to the business, operations and financial performance of LanzaTech, including with respect to LanzaTech’s development activities, industry partnerships and intellectual property rights; and other factors, such as market opportunities for the combined company, AMCI’s or the combined company’s ability to raise additional financing in connection with the proposed Business Combination or otherwise in the future, and the impacts of COVID-19 on the combined company’s business; and those factors discussed under the heading “Risk Factors” in the Registration Statement and other documents of AMCI filed, or to be filed, with the SEC. New risk factors emerge from time to time and it is not possible to predict all such risk factors, nor can AMCI or LanzaTech assess the impact of all such risk factors on the businesses of AMCI and LanzaTech prior to the Business Combination, and the combined company following the Business Combination, or the extent to which any factor or combination of factors may cause actual results to differ materially from those contained in any forward-looking statements. Forward-looking statements are not guarantees of performance. You should not put undue reliance on these statements, which speak only as of the date hereof. All forward-looking statements attributable to AMCI or LanzaTech or persons acting on their behalf are expressly qualified in their entirety by the foregoing cautionary statements. AMCI and LanzaTech prior to the Business Combination, and the combined company following the Business Combination, undertake no obligations to update or revise publicly any forward-looking statements, whether as a result of new information, future events or otherwise, except as required by law.

Non-Solicitation

This Current Report shall not constitute a proxy statement or solicitation of a proxy, consent or authorization with respect to any securities or in respect of the proposed Business Combination and shall not constitute an offer to sell or a solicitation of an offer to buy any securities, nor shall there be any sale of securities, in any state or jurisdiction in which such offer, solicitation, or sale would be unlawful prior to registration or qualification under the securities laws of any such state or jurisdiction. No offer of securities shall be made except by means of a prospectus meeting the requirements of the Securities Act of 1933, as amended (the “Securities Act”).

The information set forth under this Item 7.01 and in the accompanying Exhibit 99.1 is being furnished and shall not be deemed “filed” for purposes of Section 18 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”) or otherwise subject to the liabilities of that section, nor shall it be deemed incorporated by reference in any filing under the Securities Act or the Exchange Act, regardless of any general incorporation language in such filing, except as otherwise expressly stated in such filing.

Item 9.01.	Financial Statements and Exhibits.

(d) Exhibits

Exhibit
No.	Description

99.1	Press Release, dated October 3, 2022.

104	Cover Page Interactive Data File (embedded within the Inline XBRL document).

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

AMCI ACQUISITION CORP. II

By:	/s/ Nimesh Patel
	Name:	Nimesh Patel
	Title:	Chief Executive Officer

Date: October 3, 2022